UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

 (Amendment No. 1)*

SHL TeleMedicine Ltd.
(Name of Issuer)

American Depositary Shares, each representing one ordinary share, par value NIS 0.01 per share
 (Title of Class of Securities)

78423T200
(CUSIP Number)

September 30, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐  Rule 13d-1(c)

⌧ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78423T200	13G/A	Page 2 of 19 Pages

1	NAMES OF REPORTING PERSONS
Y.D More Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
2,111,576 (1)(2)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
---

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,111,576 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The securities beneficially owned by the Reporting Person are the Issuer’s ordinary shares, par value NIS 0.01 per share (“Ordinary Shares”) that are held on the SIX Swiss Exchange and are considered part of one class together with (and are exchangeable on a one-for-one basis for) the Issuer’s American Depositary Shares (“ADSs”) that are currently listed on the Nasdaq Capital Market.

(2)
The subject Ordinary Shares are beneficially owned by the Reporting Person indirectly and consist of: (i) 1,962,525 Ordinary Shares held by More Provident Funds and Pension Ltd., and (ii) 149,051 Ordinary Shares held by More Investment House Portfolio Management Ltd, with respect to each of which entities the Reporting Person exercises control. The Reporting Person possesses shared voting authority, yet lacks dispositive authority, with respect to the foregoing Ordinary Shares.

(3)
Based on 16,392,754 Ordinary Shares issued and outstanding as of October 31, 2024 (which includes Ordinary Shares underlying the ADSs outstanding as of such date), as reported in the Issuer's Proxy Statement for a Special General Meeting of Shareholders of the Issuer to be held on December 10, 2024, appended as Exhibit 99.1 to the Issuer’s Report of Foreign Issuer on Form 6-K furnished to the Securities and Exchange Commission (the “SEC”) on November 5, 2024.

CUSIP No. 78423T200	13G/A	Page 3 of 19 Pages

1	NAMES OF REPORTING PERSONS
More Provident Funds and Pension Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
1,962,525 (1)(2)

	7	SOLE DISPOSITIVE POWER
1,962,525 (1)(2)

	8	SHARED DISPOSITIVE POWER
---

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,962,525 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.0% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The securities beneficially owned by the Reporting Person are Ordinary Shares that are held on the SIX Swiss Exchange and are considered part of one class together with (and are exchangeable on a one-for-one basis for) the Issuer’s ADSs that are currently listed on the Nasdaq Capital Market.

(2)
The subject Ordinary Shares are held directly by the Reporting Person for the benefit of beneficiaries of its various provident and pension funds and not for the economic benefit of the Reporting Person. The Reporting Person possesses sole authority with respect to the disposition of all of such Ordinary Shares, but shares authority with Y.D. More Investments Ltd. concerning the voting of such Ordinary Shares.

(3)
Based on 16,392,754 Ordinary Shares issued and outstanding as of October 31, 2024 (which includes Ordinary Shares underlying the ADSs outstanding as of such date), as reported in the Issuer's Proxy Statement for a Special General Meeting of Shareholders of the Issuer to be held on December 10, 2024, appended as Exhibit 99.1 to the Issuer’s Report of Foreign Issuer furnished to the SEC on November 5, 2024.

CUSIP No. 78423T200	13G/A	Page 4 of 19 Pages

1	NAMES OF REPORTING PERSONS
More Investment House Portfolio Management Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
149,051 (1)(2)

	7	SOLE DISPOSITIVE POWER
149,051 (1)(2)

	8	SHARED DISPOSITIVE POWER
---

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
149,051 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The securities beneficially owned by the Reporting Person are Ordinary Shares that are held on the SIX Swiss Exchange and are considered part of one class together with (and are exchangeable on a one-for-one basis for) the Issuer’s ADSs that are currently listed on the Nasdaq Capital Market.

(2)
The subject Ordinary Shares are held directly by the Reporting Person for the benefit of its various portfolio management clients and not for the economic benefit of the Reporting Person. The Reporting Person possesses sole authority with respect to the disposition of all of such Ordinary Shares, but shares authority with Y.D. More Investments Ltd. concerning the voting of such Ordinary Shares.

(3)
Based on 16,392,754 Ordinary Shares issued and outstanding as of October 31, 2024 (which includes Ordinary Shares underlying the ADSs outstanding as of such date), as reported in the Issuer's Proxy Statement for a Special General Meeting of Shareholders of the Issuer to be held on December 10, 2024, appended as Exhibit 99.1 to the Issuer’s Report of Foreign Issuer furnished to the SEC on November 5, 2024.

CUSIP No. 78423T200	13G/A	Page 5 of 19 Pages

1	NAMES OF REPORTING PERSONS
B.Y.M. Mor Investments Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
2,111,576 (1)(2)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
---

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,111,576 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
The securities beneficially owned by the Reporting Person are Ordinary Shares that are held on the SIX Swiss Exchange and are considered part of one class together with (and are exchangeable on a one-for-one basis for) the Issuer’s ADSs that are currently listed on the Nasdaq Capital Market.

(2)
The subject Ordinary Shares consist of: (i) 1,962,525 Ordinary Shares held directly by More Provident Funds and Pension Ltd., and (ii) 149,051 Ordinary Shares held directly by More Investment House Portfolio Management Ltd. Y.D More Investments Ltd., which exercises control over each of the foregoing entities, is an Israeli public company that is controlled via a voting agreement among the following individuals: (a) Yosef Meirov, directly and through the Reporting Person, a company he controls with Michael Meirov and Dotan Meirov; (b) Benjamin Meirov; (c) Yosef Levy; and (d) Eli Levy, through Elldot Ltd., a wholly owned company. The Reporting Person possesses indirect shared voting authority with respect to all of the foregoing Ordinary Shares pursuant to that voting agreement. The Reporting Person lacks authority with respect to the disposition of all of such Ordinary Shares.

(3)
Based on 16,392,754 Ordinary Shares issued and outstanding as of October 31, 2024 (which includes Ordinary Shares underlying the ADSs outstanding as of such date), as reported in the Issuer's Proxy Statement for a Special General Meeting of Shareholders of the Issuer to be held on December 10, 2024, appended as Exhibit 99.1 to the Issuer’s Report of Foreign Issuer furnished to the SEC on November 5, 2024.

CUSIP No. 78423T200	13G/A	Page 6 of 19 Pages

1	NAMES OF REPORTING PERSONS
Eli Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
2,111,576 (1)(2)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
---

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,111,576 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The securities beneficially owned by the Reporting Person are Ordinary Shares that are held on the SIX Swiss Exchange and are considered part of one class together with (and are exchangeable on a one-for-one basis for) the Issuer’s ADSs that are currently listed on the Nasdaq Capital Market.

(2)
The subject Ordinary Shares consist of: (i) 1,962,525 Ordinary Shares held directly by More Provident Funds and Pension Ltd., and (ii) 149,051 Ordinary Shares held directly by More Investment House Portfolio Management Ltd. Y.D More Investments Ltd., which exercises control over each of the foregoing entities, is an Israeli public company that is controlled via a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov; (b) Benjamin Meirov; (c) Yosef Levy; and (d) the Reporting Person, through Elldot Ltd., a wholly owned company. The Reporting Person possesses indirect shared voting authority with respect to all of the foregoing Ordinary Shares pursuant to that voting agreement. The Reporting Person lacks authority with respect to the disposition of all of such Ordinary Shares.

(3)
Based on 16,392,754 Ordinary Shares issued and outstanding as of October 31, 2024 (which includes Ordinary Shares underlying the ADSs outstanding as of such date), as reported in the Issuer's Proxy Statement for a Special General Meeting of Shareholders of the Issuer to be held on December 10, 2024, appended as Exhibit 99.1 to the Issuer’s Report of Foreign Issuer furnished to the SEC on November 5, 2024.

CUSIP No. 78423T200	13G/A	Page 7 of 19 Pages

1	NAMES OF REPORTING PERSONS
Yosef Levy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
2,111,576 (1)(2)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
---

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,111,576 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The securities beneficially owned by the Reporting Person are Ordinary Shares that are held on the SIX Swiss Exchange and are considered part of one class together with (and are exchangeable on a one-for-one basis for) the Issuer’s ADSs that are currently listed on the Nasdaq Capital Market.

(2)
The subject Ordinary Shares consist of: (i) 1,962,525 Ordinary Shares held directly by More Provident Funds and Pension Ltd., and (ii) 149,051 Ordinary Shares held directly by More Investment House Portfolio Management Ltd. Y.D More Investments Ltd., which exercises control over each of the foregoing entities, is an Israeli public company that is controlled via a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov; (b) Benjamin Meirov; (c) the Reporting Person; and (d) Eli Levy, through Elldot Ltd., a wholly owned company. The Reporting Person possesses indirect shared voting authority with respect to all of the foregoing Ordinary Shares pursuant to that voting agreement. The Reporting Person lacks authority with respect to the disposition of all of such Ordinary Shares.

(3)
Based on 16,392,754 Ordinary Shares issued and outstanding as of October 31, 2024 (which includes Ordinary Shares underlying the ADSs outstanding as of such date), as reported in the Issuer's Proxy Statement for a Special General Meeting of Shareholders of the Issuer to be held on December 10, 2024, appended as Exhibit 99.1 to the Issuer’s Report of Foreign Issuer furnished to the SEC on November 5, 2024.

CUSIP No. 78423T200	13G/A	Page 8 of 19 Pages

1	NAMES OF REPORTING PERSONS
Benjamin Meirov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel and U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
2,111,576 (1)(2)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
---

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,111,576 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The securities beneficially owned by the Reporting Person are Ordinary Shares that are held on the SIX Swiss Exchange and are considered part of one class together with (and are exchangeable on a one-for-one basis for) the Issuer’s ADSs that are currently listed on the Nasdaq Capital Market.

(2)
The subject Ordinary Shares consist of: (i) 1,962,525 Ordinary Shares held directly by More Provident Funds and Pension Ltd., and (ii) 149,051 Ordinary Shares held directly by More Investment House Portfolio Management Ltd. Y.D More Investments Ltd., which exercises control over each of the foregoing entities, is an Israeli public company that is controlled via a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov; (b) the Reporting Person; (c) Yosef Levy; and (d) Eli Levy, through Elldot Ltd., a wholly owned company. The Reporting Person possesses indirect shared voting authority with respect to all of the foregoing Ordinary Shares pursuant to that voting agreement. The Reporting Person lacks authority with respect to the disposition of all of such Ordinary Shares.

(3)
Based on 16,392,754 Ordinary Shares issued and outstanding as of October 31, 2024 (which includes Ordinary Shares underlying the ADSs outstanding as of such date), as reported in the Issuer's Proxy Statement for a Special General Meeting of Shareholders of the Issuer to be held on December 10, 2024, appended as Exhibit 99.1 to the Issuer’s Report of Foreign Issuer furnished to the SEC on November 5, 2024.

CUSIP No. 78423T200	13G/A	Page 9 of 19 Pages

1	NAMES OF REPORTING PERSONS
Yosef Meirov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel and Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
2,111,576 (1)(2)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
---

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,111,576 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The securities beneficially owned by the Reporting Person are Ordinary Shares that are held on the SIX Swiss Exchange and are considered part of one class together with (and are exchangeable on a one-for-one basis for) the Issuer’s ADSs that are currently listed on the Nasdaq Capital Market.

(2)
The subject Ordinary Shares consist of: (i) 1,962,525 Ordinary Shares held directly by More Provident Funds and Pension Ltd., and (ii) 149,051 Ordinary Shares held directly by More Investment House Portfolio Management Ltd. Y.D More Investments Ltd., which exercises control over each of the foregoing entities, is an Israeli public company that is controlled via a voting agreement among the following individuals: (a) the Reporting Person, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and Dotan Meirov; (b) Benjamin Meirov; (c) Yosef Levy; and (d) Eli Levy, through Elldot Ltd., a wholly owned company. The Reporting Person possesses indirect shared voting authority with respect to all of the foregoing Ordinary Shares pursuant to that voting agreement. The Reporting Person lacks authority with respect to the disposition of all of such Ordinary Shares.

(3)
Based on 16,392,754 Ordinary Shares issued and outstanding as of October 31, 2024 (which includes Ordinary Shares underlying the ADSs outstanding as of such date), as reported in the Issuer's Proxy Statement for a Special General Meeting of Shareholders of the Issuer to be held on December 10, 2024, appended as Exhibit 99.1 to the Issuer’s Report of Foreign Issuer furnished to the SEC on November 5, 2024.

CUSIP No. 78423T200	13G/A	Page 10 of 19 Pages

1	NAMES OF REPORTING PERSONS
Michael Meirov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel and U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
2,111,576 (1)(2)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
---

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,111,576 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The securities beneficially owned by the Reporting Person are Ordinary Shares that are held on the SIX Swiss Exchange and are considered part of one class together with (and are exchangeable on a one-for-one basis for) the Issuer’s ADSs that are currently listed on the Nasdaq Capital Market.

(2)
The subject Ordinary Shares consist of: (i) 1,962,525 Ordinary Shares held directly by More Provident Funds and Pension Ltd., and (ii) 149,051 Ordinary Shares held directly by More Investment House Portfolio Management Ltd. Y.D More Investments Ltd., which exercises control over each of the foregoing entities, is an Israeli public company that is controlled via a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with the Reporting Person and Dotan Meirov; (b) Benjamin Meirov; (c) Yosef Levy; and (d) Eli Levy, through Elldot Ltd., a wholly owned company. The Reporting Person possesses indirect shared voting authority with respect to all of the foregoing Ordinary Shares pursuant to that voting agreement. The Reporting Person lacks authority with respect to the disposition of all of such Ordinary Shares.

(3)
Based on 16,392,754 Ordinary Shares issued and outstanding as of October 31, 2024 (which includes Ordinary Shares underlying the ADSs outstanding as of such date), as reported in the Issuer's Proxy Statement for a Special General Meeting of Shareholders of the Issuer to be held on December 10, 2024, appended as Exhibit 99.1 to the Issuer’s Report of Foreign Issuer furnished to the SEC on November 5, 2024.

CUSIP No. 78423T200	13G/A	Page 11 of 19 Pages

1	NAMES OF REPORTING PERSONS
Dotan Meirov

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Israel and U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
---

	6	SHARED VOTING POWER
2,111,576 (1)(2)

	7	SOLE DISPOSITIVE POWER
---

	8	SHARED DISPOSITIVE POWER
---

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,111,576 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
The securities beneficially owned by the Reporting Person are Ordinary Shares that are held on the SIX Swiss Exchange and are considered part of one class together with (and are exchangeable on a one-for-one basis for) the Issuer’s ADSs that are currently listed on the Nasdaq Capital Market.

(2)
The subject Ordinary Shares consist of: (i) 1,962,525 Ordinary Shares held directly by More Provident Funds and Pension Ltd., and (ii) 149,051 Ordinary Shares held directly by More Investment House Portfolio Management Ltd. Y.D More Investments Ltd., which exercises control over each of the foregoing entities, is an Israeli public company that is controlled via a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M. Mor Investments Ltd., a company he controls with Michael Meirov and the Reporting Person; (b) Benjamin Meirov; (c) Yosef Levy; and (d) Eli Levy, through Elldot Ltd., a wholly owned company. The Reporting Person possesses indirect shared voting authority with respect to all of the foregoing Ordinary Shares pursuant to that voting agreement. The Reporting Person lacks authority with respect to the disposition of all of such Ordinary Shares.

(3)
Based on 16,392,754 Ordinary Shares issued and outstanding as of October 31, 2024 (which includes Ordinary Shares underlying the ADSs outstanding as of such date), as reported in the Issuer's Proxy Statement for a Special General Meeting of Shareholders of the Issuer to be held on December 10, 2024, appended as Exhibit 99.1 to the Issuer’s Report of Foreign Issuer furnished to the SEC on November 5, 2024.

Item 1. (a)	Name of Issuer:

SHL Telemedicine Ltd. (the “Issuer”)

(b)	Address of Issuer's Principal Executive Offices: 90 Yigal Alon Street, Tel Aviv 67891, Israel

Item 2. (a)	Name of Person Filing:

The following entities and individuals, listed in (i)-(x) below, who are filing this Amendment No. 1 (this “Amendment”) to the Statement of Beneficial Ownership on Schedule 13G filed on July 24, 2024 (the “Statement”), are referred to herein collectively as the “Reporting Persons”:

(i)	Y.D More Investments Ltd. (“Y.D. More”)
(ii)	More Provident Funds and Pension Ltd. (“More Provident”)
(iii)	More Investment House Portfolio Management Ltd. (“More Investment”)
(iv)	B.Y.M. Mor Investments Ltd. (“B.Y.M.”)
(v)	Eli Levy
(vi)	Yosef Levy
(vii)	Benjamin Meirov
(viii)	Yosef Meirov
(ix)	Michael Meirov
(x)	Dotan Meirov

Y.D More is an Israeli public company controlled through a voting agreement among the following individuals: (a) Yosef Meirov, directly and through B.Y.M., a company he controls with Michael Meirov and Dotan Meirov, (b) Benjamin Meirov (c) Yosef Levy and (d) Eli Levy through Elldot Ltd., a wholly owned company.

More Investment is a wholly-owned subsidiary of Y.D. More, and More Provident is a majority-owned subsidiary of Y.D. More, which owns 66.36% thereof.

(b)	Address of Principal Business Office:

The principal business office of each Reporting Person is c/o Y.D More Investments Ltd., 2 Ben-Gurion Street, Ramat Gan, Israel

(c)	Citizenship:

Y.D More - Israel
More Provident - Israel
More Investment - Israel
B.Y.M. - Israel
Eli Levy - Israel
Yosef Levy - Israel
Benjamin Meirov - Israel and U.S.
Yosef Meirov - Israel and Belgium
Michael Meirov - Israel and U.S.
Dotan Meirov - Israel and U.S.

(d)	Title of Class of Securities:

This Amendment relates to American Depositary Shares (“ADSs”), each representing one ordinary share, par value NIS 0.01 per share, of the Issuer (“Ordinary Shares”).*

*The securities beneficially owned by the Reporting Persons are Ordinary Shares that are held on the SIX Swiss Exchange and are considered part of one class together with (and are exchangeable on a one-for-one basis for) the Issuer’s ADSs that are currently listed on the Nasdaq Capital Market.

(e)	CUSIP Number:

78423T200

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned:

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

I.	Y.D More

(a)	Amount beneficially owned: 2,111,576 Ordinary Shares* (1)
(b)	Percent of class**: 12.9%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,111,576 (1)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 0

II.	More Provident

(a)	Amount beneficially owned: 1,962,525 Ordinary Shares* (2)
(b)	Percent of class**: 12.0%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 1,962,525 (2)
(iii)	Sole power to dispose of or to direct the disposition of: 1,962,525 (2)
(iv)	Shared power to dispose of or to direct the disposition of: 0

III.	More Investment

(a)	Amount beneficially owned: 149,051 Ordinary Shares* (3)
(b)	Percent of class**: 0.9%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 149,051 (3)
(iii)	Sole power to dispose of or to direct the disposition of: 149,051 (3)
(iv)	Shared power to dispose of or to direct the disposition of: 0

IV.	B.Y.M.

(a)	Amount beneficially owned: 2,111,576 Ordinary Shares* (4)
(b)	Percent of class**: 12.9%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,111,576 (4)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 0

V.	Eli Levy

(a)	Amount beneficially owned: 2,111,576 Ordinary Shares* (5)
(b)	Percent of class**: 12.9%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,111,576 (5)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 0

VI.	Yosef Levy

(a)	Amount beneficially owned: 2,111,576 Ordinary Shares* (6)
(b)	Percent of class**: 12.9%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,111,576 (6)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 0

VII.	Benjamin Meirov

(a)	Amount beneficially owned: 2,111,576 Ordinary Shares* (7)
(b)	Percent of class**: 12.9%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,111,576 (7)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 0

VIII.	Michael Meirov

(a)	Amount beneficially owned: 2,111,576 Ordinary Shares* (8)
(b)	Percent of class**: 12.9%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,111,576 (8)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 0

IX.	Dotan Meirov

(a)	Amount beneficially owned: 2,111,576 Ordinary Shares* (9)
(b)	Percent of class**: 12.9%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 0
(ii)	Shared power to vote or to direct the vote: 2,111,576 Ordinary Shares (9)
(iii)	Sole power to dispose of or to direct the disposition of: 0
(iv)	Shared power to dispose of or to direct the disposition of: 0

*
The securities beneficially owned by the Reporting Persons are Ordinary Shares that are held on the SIX Swiss Exchange and are considered part of one class together with (and are exchangeable on a one-for-one basis for) the Issuer’s ADSs that are currently listed on the Nasdaq Capital Market.

**
All percentage ownerships reflected in this Amendment are based on 16,392,754 Ordinary Shares issued and outstanding as of October 31, 2024 (which includes Ordinary Shares underlying the ADSs outstanding as of such date), as reported in the Issuer's Proxy Statement for a Special General Meeting of Shareholders of the Issuer to be held on December 10, 2024, appended as Exhibit 99.1 to the Issuer’s Report of Foreign Issuer furnished to the SEC on November 5, 2024.

(1)	Please see footnote (2) of the cover page for Y.D. More Investments Ltd. for an explanation as to the basis for the beneficial ownership of these Ordinary Shares.

(2)	Please see footnote (2) of the cover page for More Provident Funds and Pension Ltd. for an explanation as to the basis for the beneficial ownership of these Ordinary Shares.

(3)	Please see footnote (2) of the cover page for More Investment House Portfolio Management Ltd. for an explanation as to the basis for the beneficial ownership of these Ordinary Shares.

(4)	Please see footnote (2) of the cover page for B.Y.M. Mor Investments Ltd. for an explanation as to the basis for the beneficial ownership of these Ordinary Shares.

(5)	Please see footnote (2) of the cover page for Eli Levy for an explanation as to the basis for the beneficial ownership of these Ordinary Shares.

(6)	Please see footnote (2) of the cover page for Yosef Levy for an explanation as to the basis for the beneficial ownership of these Ordinary Shares.

(7)	Please see footnote (2) of the cover page for Benjamin Meirov for an explanation as to the basis for the beneficial ownership of these Ordinary Shares.

(8)	Please see footnote (2) of the cover page for Michael Meirov for an explanation as to the basis for the beneficial ownership of these Ordinary Shares.

(9)	Please see footnote (2) of the cover page for Dotan Meirov for an explanation as to the basis for the beneficial ownership of these Ordinary Shares.

 Each of the foregoing Reporting Persons disclaims beneficial ownership of the Ordinary Shares reported herein except to the extent of its or his (as applicable) pecuniary interest (if any) therein.

Item 5.
Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another:

The securities reported in this Amendment are held either by More Provident for the benefit of beneficiaries of various provident and pension funds, or by More Investment for the benefit of various portfolio management clients.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 13, 2024

Y.D More Investments Ltd.

/s/ Yosef Levy
By: Yosef Levy*
Title: Co-CEO

/s/ Meir Gridish
By: Meir Gridish*
Title: Chairman of the Board

More Provident Funds and Pension Ltd.

/s/ Yosef Levy
By: Yosef Levy*
Title: Director

/s/ Meir Gridish
By: Meir Gridish*
Title: Chairman of the Board

More Investment House Portfolio Management Ltd.

s/ Eli Levy
By: Eli Levy*
Title: Director

/s/ Meir Gridish
By: Meir Gridish*
Title: Chairman of the Board

* Signature duly authorized by resolution of the Board of Directors and filed herewith.

B.Y.M. Mor Investments Ltd. /s/ Meir Gridish By: Meir Gridish Title: Director and CEO /s/ Eli Levy Eli Levy /s/ Yosef Levy Yosef Levy _**_____________________ Name: Benjamin Meirov

** The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Limited Power of Attorney executed on behalf of Mr. Benjamin Meirov and filed herewith.

/s/ Meir Gridish Name: Meir Gridish Attorney-in-Fact _***____________________ Name: Yosef Meirov

*** The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Limited Power of Attorney executed on behalf of Mr. Yosef Meirov and filed herewith.

/s/ Meir Gridish Name: Meir Gridish Attorney-in-Fact _****___________________ Name: Michael Meirov

**** The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Limited Power of Attorney executed on behalf of Mr. Michael Meirov and filed herewith.

/s/ Meir Gridish Name: Meir Gridish Attorney-in-Fact _*****__________________ Name: Dotan Meirov

***** The undersigned, by signing his name hereto, executes this Schedule 13G pursuant to the Limited Power of Attorney executed on behalf of Mr. Dotan Meirov and filed herewith.

/s/ Meir Gridish Name: Meir Gridish Attorney-in-Fact

EXHIBIT NO. DESCRIPTION

Exhibit 1	Joint Filing Agreement by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Statement)

Exhibit 2
Resolution of Board of Directors regarding signature authority of Y.D More Investments Ltd. (incorporated herein by reference to Exhibit 2 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 3
Resolution of Board of Directors regarding signature authority of More Provident Funds and Pension Ltd. (incorporated herein by reference to Exhibit 3 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 4
Limited Power of Attorney executed on behalf of Mr. Benjamin Meirov (incorporated herein by reference to Exhibit 4 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 5
Limited Power of Attorney executed on behalf of Mr. Yosef Meirov (incorporated herein by reference to Exhibit 5 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 6
Limited Power of Attorney executed on behalf of Mr. Michael Meirov (incorporated herein by reference to Exhibit 6 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)

Exhibit 7
Limited Power of Attorney executed on behalf of Mr. Dotan Meirov (incorporated herein by reference to Exhibit 7 to Schedule 13G filed by the Reporting Persons on June 21, 2022 to report beneficial ownership of shares of Brenmiller Energy Ltd.)